June 22, 2021

TO:	Autorité des marchés financiers (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

RE: Peak Fintech Group Inc. (the "Corporation")

We refer to the final short form prospectus of the Corporation dated June 22, 2021 (the "Prospectus").

We hereby consent to the references to, and use of, our firm name and opinion under the heading "Eligibility for Investment". We also consent to the reference to our name under the heading "Interests of Experts" and on page iii of the Prospectus regarding certain legal matters.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion or that are within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

MLT Aikins LLP